September 27, 2022

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brad Skinner, Branch Chief, Energy and Transportation

Re: Air Transport Services Group, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2022
File No. 000-50368

Ladies and Gentlemen:

We have received correspondence dated September 16, 2022 regarding the review by the Staff of the Division of Corporation Finance (the “Staff”) of the Definitive Proxy Statement on Schedule 14A for Air Transport Services Group, Inc. (the “Company”), filed on April 14, 2022. For your convenience, we have included the Staff’s comments followed by our response below.

SEC Comments

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed April 14, 2022

General

1.Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

2.Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:

•represent the board in communications with shareholders and other stakeholders;
•require board consideration of, and/or override your CEO on, any risk matters; or
•provide input on design of the board itself.

3.Please expand upon how your board administers its risk oversight function. For example, please disclose:

•the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•how the board interacts with management to address existing risks and identify significant emerging risks;
•whether you have a Chief Compliance Officer and to whom this position reports; and
•how your risk oversight process aligns with your disclosure controls and procedures.

Company Response to SEC Comments

The Company confirms that it will enhance its future proxy disclosures in accordance with the topics discussed in the Staff’s correspondence dated September 16, 2022, as well as any material developments to the Company’s oversight structure.

Other

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in its future proxy disclosures. The Company also acknowledges that the Staff comments contained in its correspondence dated September 16, 2022 or changes to disclosures in future proxy statements in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced proxy statement. The Company recognizes that it may not assert Staff comments made in its correspondence dated September 16, 2022 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your feedback toward improving our disclosures. We believe this letter fully responds to your comments. However, if there are any further questions, please contact us at (937) 382-5591, or at the Company’s address of record.

Sincerely,

/s/ W. Joseph Payne
W. Joseph Payne
Chief Legal Officer & Secretary